AECOM 555 S. Flower Street Suite 3700 Los Angeles, CA 90071 www.aecom.com	213.593.8000 213.593.8730	tel fax

April 11, 2014

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed November 13, 2013

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Filed February 5, 2014

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated March 11, 2014, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2013

General

1.              You told us in your letter to us dated April 15, 2011 that your subsidiaries worked on various projects in Sudan and Syria, and that you expected to engage in future projects in Sudan and to complete your existing projects in Syria. Also, we note from your website that you continue to be involved in projects in Sudan. As you know, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. Your response should describe any goods, technology, services, or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Sudan and Syria or entities they control.

The Company has stringent policies and procedures in place that prohibit or restrict business with countries designated as state sponsors of terrorism, including Sudan and Syria. The Company’s policies only permit it to operate in such countries as permitted by licenses issued by U.S. government authorities in support of U.S. government contracts.  Please find below the requested description of the Company’s contacts with each of these countries since April 15, 2011.

Syria

Consistent with the imposition of stricter U.S. sanctions in 2011, AECOM and its subsidiaries and controlled entities have terminated all business conducted by the Company in Syria as of August 2011, following completion of the two projects identified in the Company’s letter to the Staff dated April 15, 2011, and do not intend to conduct any further business unless sanctions are modified to permit such activities.  Neither AECOM nor its subsidiaries/controlled entities has any legacy business or remaining contractual obligations in Syria.

Sudan and South Sudan

AECOM International Development, Inc. and AECOM Government Services, Inc. (“AGS”), both of which are subsidiaries of the Company, work on various projects in Sudan and South Sudan in support of and under the direction of the U.S. government.  The Company does not conduct any activity or business in Sudan or South Sudan other than serving as a U.S. government contractor.  The Company’s work in South Sudan is not subject to U.S. sanctions regulations, and in Sudan, the Company’s work falls within the scope of OFAC general license SU-2799 (31 C.F.R. § 538.531).

The contracts for work in Sudan and South Sudan are with the U.S. Department of State and in support of the efforts of (1) the United States Agency for International Development (“USAID”) and (2) the Africa Peacekeeping Program (“AFRICAP”), the primary support services contract used by the U.S. Department of State’s Bureau of African Affairs.  Serving as a contractor on projects in support of U.S. government objectives in permitted areas does not violate either the spirit or letter of U.S. regulations.  Moreover, the Company’s U.S. government projects and all activities undertaken pursuant to such projects are carefully scrutinized by the Company to ensure compliance with U.S. sanctions and export controls laws and regulations.

USAID Program

Since April 15, 2011, AECOM International Development, pursuant to USAID contracts, has performed the work summarized below:

USAID Project Summary
Project Title	Purpose	Period of Performance

SSTCM (South Sudan Transition and Conflict Mitigation)

To establish and manage a quick response mechanism supporting activities that strengthen Sudanese confidence and capacity to address the causes and consequences of political conflict, violence, and instability.

2011 - 2013

VISTAS (Viable Support to Transition and Stability)

To provide USAID/South Sudan with a quick response mechanism to support the U.S. government’s effort to develop creative and flexible responses to needs in South Sudan and promote stability in communities vulnerable to conflict through the implementation of small grants.

July 2013 - July 2018

U.S. Department of State AFRICAP Task Orders

AECOM’s AGS subsidiary has provided various support services in Sudan to the U.S. government pursuant to different U.S. Department of State AFRICAP task orders.  Under AFRICAP, contractors provide, among other things, strategic advisory services, equipment procurement, logistical support services, and construction services consistent with and required by the State Department’s peacekeeping policies for developing countries in Africa.  The two Darfur-related task orders were to provide support to the African Union-led peacekeeping operation, including establishing Security and Stabilization advisory teams to identify and respond to sources of conflict and implementing logistical support projects designed to resolve sources of local conflict within the Darfur regions.  The Darfur operations are on hold pending negotiation of a new implementation agreement with the Sudanese Government. AGS has obtained and will continue to obtain export licenses and other authorizations from the Directorate of Defense Trade Controls and Bureau of Industry and Security as required to carry out this work. A brief description of all seven task orders awarded under the AFRICAP contract, for which AECOM is a prime contractor, follows:

Task Orders Summary
Project Title	Purpose	Period of Performance

Conflict Mitigation and Stabilization Initiative	To provide security and stabilization advisors to the regional government of Southern Sudan and each of the governors’ offices in Southern Sudan.	August 2010 - November 2011

SPLA Command, Control, Communications, and Computers

To provide the following support to the Sudanese People’s Liberation Army (“SPLA”) in Southern Sudan:

•                  basic English language training

•                  computers and field furniture to support divisional headquarters

•                  Harris radios and new equipment training

•                  design and equip and All Source Production Section for the SPLA Directorate of Military Intelligence and train its personnel

•                  develop and implement a Command and Staff Officers Skills Course.

August 2010 - September 2012

Darfur Security and Stabilization Initiative	To establish security and stabilization advisory teams in each of the three states in the Darfur region of Sudan.	September 2010 - January 2012

SPLA Light Engineering Battalion

To perform assessment of the civil engineering capabilities of the SPLA Engineer Corps and design a program of instruction to improve ability to perform construction tasks in support of infrastructure development projects.

September 2010 - May 2011

SPLA Riverine Battalion	To provide collective and safety training to approximately officers and enlisted soldiers for the SPLA’s Riverine Battalion.	September 2010 - April 2011

Support for the United Nations African Union Mission in Darfur (UNAMID)	To implement a number of logistical support projects designed to resolve sources of local conflict within the Darfur regions.	September 2010 - September 2011

Enhancing SPLA Medical Services

To provide the following services:

•                  assessment of SPLA Medical Hospitals and Divisional Clinics

•                  installation of Medical Clinics across South Sudan

•                  construction of housing units for SPLA doctors, nurses, medical technicians and students at Juba Military Hospital

•                  design and implementation of multiple medical training courses for SPLA medical personnel

•                  procurement and delivery of mobile surgical hospitals

•                  construction for medical storage warehouses.

September 2010 - September 2014

2.              Please discuss the materiality of your contacts with Sudan and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company estimates that its total revenue from the projects in Syria is approximately US$1.4 million in aggregate for the last three fiscal years and the subsequent interim period, all earned prior to August 2011.  For this same period, the Company estimates that its total revenue from its work on projects under the auspices of USAID and the U.S. State Department in Sudan and South Sudan is approximately US$85.6 million in aggregate.  These amounts, which combined represent approximately 0.3 percent of the Company’s total company revenues, are not significant.  Accordingly, the Company does not believe that these amounts are quantitatively material to a reasonable investor.

As noted above, the Company only performs work at the behest of and in support of U. S. government objectives, such as peacekeeping and civil institution building, in Sudan and pursuant to licenses issued by relevant U.S. authorities.  The Company does not conduct work in or on behalf of state sponsors of terrorism.  As a result, the Company does not believe that such activities should affect its reputation or share value or require divestment since the Company does not support state-sponsors of terrorism.

As discussed above, the Company strives to comply with all applicable laws, including U.S. sanctions and export controls laws and regulations, while also realizing value for its shareholders.  The Company does not believe that its work in Sudan or Syria under contracts with the U.S. government in support of peacekeeping, transition assistance and other efforts benefiting the people of Southern Sudan constitutes qualitatively material information to a reasonable investor at this time.

The Company will continue to monitor divestment legislation and initiatives, as well as shareholders’ concerns.  Should the Company’s business in Sudan and the risks associated with such business become material, the Company will include an appropriate disclosure in its filings with the Commission.

Risk Factors, page 13

Our failure to meet contractual schedule or performance requirements…, page 17

3.              Regarding your revenue agreements pertaining to events of defaults and remedies, in future filings please disclose in the risk factor whether losses related to such defaults and remedies, including liquidated damages clauses; have materially impacted your operating results in any of the periods presented. Absent such disclosure, it is unclear how investors can fully assess the likelihood of the risk factor having a material impact. If material, such losses should be quantified in the filing and your revenue recognition policy disclosures should be expanded to specifically state how these loss contingencies impact your revenue recognition policies. Please provide us with an example of your intended future disclosure.

The Company confirms that, in the risk factor section of future filings, it will disclose whether losses related to defaults and remedies, including liquidated damages clauses, have materially impacted the Company’s operating results for the periods presented and, if material, the Company will quantify such losses and expand its revenue recognition policy disclosures to specifically state how such loss contingencies impacted its revenue recognition policies.  For the periods presented in the filings reviewed by the Staff, there were no such losses that materially impacted the Company’s operating results.  Below is an example of the intended future risk factor disclosure (assuming no future material impact), with the new language underlined:

“Our failure to meet contractual schedule or performance requirements that we have guaranteed could adversely affect our operating results.

In certain circumstances, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. If we or an entity for which we have provided a guarantee subsequently fails to complete the project as scheduled and the matter cannot be satisfactorily resolved with the client, we may be responsible for cost impacts to the client resulting from any delay or the cost to complete the project. Our costs generally increase from schedule delays and/or could exceed our projections for a particular project. Although we have not suffered material impacts to our results of operations due to any schedule or performance issues for the periods presented in this report, material performance problems for existing and future contracts could cause actual results of operations to differ from those anticipated by us and also could cause us to suffer damage to our reputation within our industry and client base.”

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Note 6- Joint Ventures and Variable Interest Entities, page 8

4.                                      Per our comment letter dated March 22, 2013, for your unconsolidated joint ventures in future filings please include (a) gross profit, (b) net income and (c) net income attributable to AECOM required by Article l-02(bb)(l)(ii) of Regulation S-X.

Commencing with the Quarterly Report on Form 10-Q for the period ended March 31, 2013, the Company included additional information that it believes satisfies the requirements of Article l-02(bb)(l)(ii) of Regulation S-X. Specifically, the Company discloses revenue and operating income of the unconsolidated joint ventures.  The Company’s unconsolidated joint ventures are generally established to deliver services for an individual project.  As such, all costs incurred relate to the cost of providing these services for the applicable project.  Accordingly, the Company’s unconsolidated joint ventures do not incur costs that would be considered by the Company to be general and administrative expenses.   Therefore, the operating income the Company discloses in its Joint Ventures and Variable Interest Entities footnote equates to gross profit.  Additionally, these unconsolidated joint ventures do not incur any significant debt and are generally formed as nontaxable partnerships or under a similar legal structure, and therefore no material interest or income tax expenses are incurred.  Required working capital funding is provided by capital contributions from the members as well as advance payments from customers.  Since the joint ventures generally do not incur any significant non-operating income or expenses, interest, or taxes, operating income also materially equates to net income.

Based on the above, the Company believes it has included the most relevant and meaningful information to the readers of the financial statements and has presented summarized joint venture information consistent with the way the Company presents its Statement of Operations. The Company confirms that it will include the additional (underlined) clarifying disclosure in substantially the same form to its Joint Ventures and Variable Interest Entities footnote to its financial statements in future Form 10-Q and Form 10-K filings, as follows:

“Total revenue of the unconsolidated joint ventures was $518.4 million and $527.5 million for the three months ended December 31, 2013 and 2012, respectively. Total gross profit ~~operating income~~, which also materially equates to net income, of the unconsolidated joint ventures was $10.0 million and $11.7 million for the three months ended December 31, 2013 and 2012, respectively.”

5.                                      In connection with recording the $37.4 million gain upon change in control of your unconsolidated joint venture, please provide us (1) the original joint venture operating agreement, (2) the modified joint venture agreement, and (3) your analysis and identification of the specific terms in the agreements that substantiate non-consolidation under the original agreement and consolidation under the modified agreement. Please reference the authoritative accounting guidance which supports your accounting.

Also, please quantify for us the dollar amounts of sales, operating income, and total assets of any joint ventures that were either newly consolidated or newly deconsolidated during fiscal years 2013 and 2014 to date.

The Company has supplementally provided the Staff with the original joint venture operating agreement (including an amendment) and the modified joint venture agreement.

The following summarizes the Company’s analysis and identification of the specific terms in the agreements that substantiate non-consolidation under the original agreement and consolidation under the modified agreement:

Background

The AECOM Arabia Ltd. joint venture (“AA”) (previously named Resource Science Arabia Limited), was formed jointly between the Company and Saudi Arabia-based Xenel Industries Group (“Xenel”) in 1976 (collectively referred to as “members”).  AA is a limited liability company licensed and commercially registered to operate in the Kingdom of Saudi Arabia (“KSA”).  AA is principally engaged in project and construction management in various end markets.

AA has recently experienced significant growth, primarily driven from substantial investments in complex infrastructure projects in the KSA, which are expected to continue over the next few years.  During this growth period, AA has increasingly relied on the Company’s technical expertise to execute on complex projects, as Xenel does not have adequate engineering experience or technical resources.  Therefore, in order to better align AA’s operational decision making with the members’ core capabilities to meet the performance expectations of AA’s customers, the Company and Xenel modified the joint venture agreement on December 27, 2013, providing the Company incremental decision making rights which led to the Company concluding that it has power over AA.

Prior to the quarter ended December 31, 2013, the Company did not consolidate AA because it did not possess power and control over the key decisions which can have a significant economic impact, as defined under Accounting Standards Codification, (“ASC”) 810-10.  The modifications made to various key provisions of the joint venture agreement triggered a reconsideration event pursuant to ASC 810-10-35-4, resulting in a consolidation assessment. After concluding that AA continued to be a VIE, and that the modifications provided AECOM with power, as defined in ASC 810-10, the Company consolidated AA in the quarter ended December 31, 2013.  The following summarizes the analysis performed by the Company to determine whether AECOM was required to consolidate AA, both before and after the modification to the joint venture agreement:

Assessment that AA is a Variable Interest Entity Both Before and After the Reconsideration Event

The Company concluded that it did not satisfy any of the business scope exceptions offered under ASC 810-10-15-17 based on the following:

•                  Both AA members were involved in the design and redesign of the legal entity.

•                  Substantially all of AA’s activities either involve or are conducted on behalf of AA and its related parties.

•                  AECOM provides more than half of the total equity, subordinated debt and financial support.

•                  AA did not meet the joint venture, or joint control, exception because not all significant decisions related to AA require unanimous consent of both members.

AA is a limited liability company that is licensed and commercially registered to operate, and as such, is deemed to be a legal entity. Further, the Company noted that in accordance with ASC 810-10-15, AA is a variable interest entity (“VIE”) because it did not have enough equity to finance its activities without additional subordinated financial support. Specifically, in order to maintain its operations, AA relies upon substantial financial support that has been provided by its equity owners.  This financial support is beyond the capital contributions required by the joint venture agreement. The Company reviewed AA’s fiscal 2014 forecasts noting that AA will continue to require this type of financial support in the future. AA does not possess the ability or financial strength to obtain necessary funding to support working capital from a third party lender without additional subordinated support from AECOM and Xenel.

Assessment Whether AECOM is the Primary Beneficiary Before and After the Reconsideration Event

In accordance with ASC 810-10-25, a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has:

•                 the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

•                 the obligation to absorb losses of the VIE that could potentially be significant to the VIE; or

•                 the right to receive benefits from the VIE that could potentially be significant to the VIE.

In prior years based on the original joint venture operating agreement the Company performed an analysis to determine if it has the power to make the decisions that most significantly impact AA’s economic performance. During the quarter ended December 31, 2013, the Company revised this analysis based on the modified joint venture operating agreement. Following is a summary of the analysis performed by the Company for the original and modified joint venture operating agreement:

Key Terms and Decisions	Original Agreement	Modified Agreement

Governance Structure/Board	6 Votes: 3 AECOM/3 Xenel	6 Votes: 3 AECOM/3 Xenel

Other key governance factors	- Xenel is the Chairman. - Day-to-day operations delegated to the Managing Director (AECOM). - Chairman has the power to dismiss Managing Director.	- Xenel is the Chairman but power is administrative in nature. - AECOM has tie breaking vote on a majority of key decisions (see below). - All other disputes will be resolved through arbitration.

Transfer of interests	Neither member can sell, transfer and encumber their interests without the prior approval of the other.	Neither member can sell, transfer and encumber their interests without the prior approval of the other.

Determine operating policies: - Business plan and target market - Set approval limits for project bids and type of contracts	Unanimous	AECOM*

Approve or change operating budgets.	Unanimous	AECOM*

- Types of projects to pursue**	Unanimous	AECOM or Unanimous **

Nominate, hire and terminate all executive employees (except as noted). Set compensation for all key employees, including the President. Assign management duties to oversee day to day operations.	Unanimous	AECOM*

Hire and terminate President	Chairman (Xenel)	Unanimous

Set compensation of all key employees.	Unanimous	AECOM*

Approve ordinary course debt or financing decisions.	Chairman (Xenel)	Unanimous

* AECOM has the tie-breaking vote if there is a deadlock at the board level.

** AECOM can decide on the type of contracts to pursue up to the delegation of authority limits of $75 million riyals.  Above the delegation of authority, AECOM has the tie-breaking vote if there is a deadlock at the board level.

The Company considered the following to determine whether the above decisions are key and have a significant economic impact on AA.

•                  Approval of the annual business plan and related budgets.  Approval of such items is a major decision in controlling the Company’s joint ventures including AA, and in most cases the most critical decision, as it determines the strategic path and amount of capital investment/risk an entity is willing to undertake.  Further, this major decision drives the type of projects the entity will undertake and resources it will need.  The annual business plan approval is performed in sufficient depth that the most important aspects of running the business are within AECOM’s power. Further, AECOM has the power to amend the operating budget or annual business plan.

•                  Nominating, hiring, terminating, and setting compensation for all key employees.  Such decisions with respect to key employees (other than the hiring and termination of the President, which requires the joint consent of the members) are  major decisions as they, among other things, control who are the key employees.   Hiring key employees who oversee the day-to-day operations is a major decision as the key employees manage AA’s projects, which affects the profitability and results of the joint venture, relationships with clients, the hiring of resources, and AA’s reputation.  Further, by controlling compensation, AECOM has significant control over the behavior of employees and, as such, the ability to motivate them to grow the business.  Additionally, AECOM has the power to set the compensation for the President, and as such AECOM has power over the President in key respects.

•                  Approving key operating policies.  Approval of such policies is a major decision as it determines the control environment, tone and conduct of the joint venture in order to regulate its day-to-day operations and manage the business.

•                  Approving bids for projects.  Approval of such bids is a major decision as it drives the contractual risk profile of an engineering and construction entity, as well as its profitability.

Since the above decisions constitute the significant activities of AA, the Company concluded that it has the power to direct the activities of AA that most significantly impact AA’s economic performance.  Further, the Company considered other decisions, including whose authority is required to incur debt, make capital calls of the members, and enter into a new business line noting that they are under shared power.  Therefore, the other equity member does not have unilateral power over any key decisions that most significantly impact AA’s economic performance.

Further, the Company noted that before and after the modifications, the economic interests in AA of the Company and Xenel are 49% and 51%, respectively.  As such, AECOM absorbs 49% of the potential losses or benefits from AA, which is deemed to be significant to the VIE. Therefore, the Company concluded that after the modification of the joint venture operating agreement it has the power to direct the activities of AA that most significantly impact its economic performance, and as such is the primary beneficiary of AA.

AA was the only entity where the consolidation assessment changed during fiscal years 2013 and 2014 to date.  Sales, operating income, and total assets of AA as of and for the year ended September 30, 2013 were $174.4 million, $7.0 million, and $111.8 million, respectively.  Sales, operating income, and total assets of AA as of and for the quarter ended December 31, 2013 were $41.4 million, $2.4 million, and $111.4 million, respectively.  The Company did not enter into or exit any significant joint ventures during the year ended September 30, 2013 and the quarter ended December 31, 2013.

Note 16 — Commitments and Contingencies, page 18

AECOM Australia, page 18

6.              Please supplementally justify your statement on page 31 that “none of the investigations, claims and lawsuits in which we are involved is expected to have a material adverse effect [emphasis added] on our consolidated financial position, results of operations, cash flows or our ability to conduct business.” Also, should this be deemed a material legal proceeding, disclose the factual basis alleged to underlie the proceeding and the relief sought required by Item 103 of Regulation S-K and Section 501.13 of the Financial Reporting Codification Policies in Legal Proceedings and in this note to the financial statements.

The statement on page 31 of the Company’s Form 10-Q for the quarter ended December 31, 2013 refers to the various investigations, claims and lawsuits to which the Company is subject in the normal conduct of its business.  The discussion on page 31 then refers investors to Note 16, “Commitments and Contingencies,” to the financial statements contained in the report.  Note 16 contains a summary of several matters which are either in early stages of development or for which it is not yet possible to assess the possible effects of an adverse result.  As noted on page 18 of the Form 10-Q for the quarter ended December 31, 2013, none of the lawsuits in the AECOM Australia Pty Ltd (“AECOM Australia”) matter quantify the amount of damages sought, and the damages sought by one of the plaintiffs, WestLB, are duplicative of damages already included in the receivers’ claim.  The litigation has not progressed to a point where AECOM Australia can make a reasonable assessment of potential damages, and AECOM Australia has filed Apportionment Defenses and Cross-Claims against numerous third parties which could affect the quantum of any potential damages, even if the plaintiffs were successful.  Furthermore, all of the lawsuits name only AECOM Australia as the defendant and the Company has no direct liability with respect to the matter.  For these reasons, the Company has made the statement on page 31.  The Company has chosen to disclose the AECOM Australia matter in an attempt to provide investors with information regarding large litigation matters in which the Company or any of its subsidiaries is a party even though this matter may not require disclosure.

7.              Further, please tell us supplementally whether a probable loss has been accrued, and if so, the dollar amount; if a loss has not been recorded, please tell us why. If there is at least a reasonable possibility you may have incurred a loss exceeding the amount already accrued (if any), please revise future filings to either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Refer to ASC 450-20-50. Please provide us with any proposed revisions to future disclosure.

For the reasons discussed in response to Staff comment number 6, no probable loss has been accrued at this time.  As the litigation progresses and the plaintiffs provide specific information about damages sought and it is possible to assess the probability of a loss and quantify the amount of claimed damages, AECOM Australia and the Company will reassess the situation to determine whether such a loss should be accrued.  In the event that the probability of a loss with respect to this matter requires disclosure under ASC 450, such information will be disclosed in future filings.

Acknowledgment

As requested by the Staff, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-8732 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Stephen M. Kadenacy
Stephen M. Kadenacy
Chief Financial Officer

cc:      Michael S. Burke, President and Chief Executive Officer, AECOM Technology Corporation

David Y. Gan, Senior Vice President, Assistant General Counsel, AECOM Technology Corporation